News Release

Alexco Announces Initial Resource Estimates
for Lucky Queen and Onek

July 27, 2011 - Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) is pleased to announce initial mineral resource estimates for the Lucky Queen and Onek deposits, located within the Keno Hill Silver District in Canada's Yukon Territory. Alexco President and Chief Executive Officer Clynt Nauman said, “The results from Lucky Queen and Onek significantly expand Alexco’s resource base within the Keno Hill Silver District, giving us additional strategic flexibility as we look to grow our District mining operations beyond the currently-producing Bellekeno mine. The identification of Lucky Queen as a new high-grade silver resource is very important to our future development plans in the eastern portion of the District, and we’ve already initiated rehabilitation of the historical Lucky Queen 500 Level portal.”

The resource estimates have been prepared by SRK Consulting (Canada) Inc. (“SRK”), and are summarized as follows:

Deposit	Class[1,2,3]	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Troy ounces)
Lucky Queen[4]	Indicated	124,000	1,227	0.17	2.57	1.72	4,891,000
	Inferred	150,000	571	0.16	1.37	0.92	2,753,000
Onek[5]	Indicated	585,000	194	0.65	1.23	13.74	3,648,000
	Inferred	236,000	203	0.43	1.05	11.52	1,540,000

Notes:

1.	The effective date of these mineral resource estimates is June 30, 2011.
2.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All numbers have been rounded to reflect the relative accuracy of the estimates.
3.

Reported at a contained metal value cut-off grade of CAD $185.00/t (1 USD = 1 CAD) using consensus long term metal prices and recoveries developed for the nearby Bellekeno deposit (Ag US$18.50/oz, recovery 96%; Pb US$0.90/lb, recovery 97%; Zn US$0.95/lb, recovery 88%; Au US$1,100/oz, recovery 72%).

4.	Ag grades capped at 6,300 g/t; Pb capped at 14.8%; Zn capped at 7%; Au grades capped at 2 g/t.
5.	Ag grades capped at 3,000 g/t for Vein 1 and 2,000 g/t for Vein 2; Pb and Zn capped at 5% and 3% respectively for Vein 2; Au grades capped at 5 g/t for Vein 1 and 2 g/t for Vein 2.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Lucky Queen

The Lucky Queen resource model reflects mineralization occurring along a dominant northeast trending and moderately-to-steeply dipping structure with small, locally-mineralized vein splays as defined from 10,845 meters of drilling in 47 drill holes completed by Alexco between 2006 and 2010. This drilling has outlined a relatively narrow, high-grade zone of mineralization consisting of sulphosalt, wire-silver and locally native silver-bearing veins and vein stockworks containing variable galena and sphalerite content, and that appears continuous from the historical Lucky Queen mine workings. The centroid of the newly-outlined resource is located approximately 110 meters down plunge to the southwest of the historical workings.

Lucky Queen resources were estimated using 3-D Gemcom block modeling software in multiple passes in 10 by 10 by 10 meter blocks by inverse distance squared. Grade estimates were based on capped one meter composited assay data. Capping levels were set to 6,300 grams per tonne for silver, 2 grams per tonne for gold, 14.8% for lead and 7% for zinc. Blocks were classified as indicated mineral resources if at least two drill holes and four composites were found within a 50 by 50 meter search ellipse. All other interpolated blocks were classified as inferred mineral resources.

Onek

The Onek resource, located approximately one kilometer from Alexco’s Keno Hill District ore processing mill, has been outlined by the drilling of 11,828 meters in 78 holes completed by Alexco between 2007 and 2011 that defined silver-galena rich zones within a wide and continuous zinc-rich vein. A new geological model incorporating three vein structures was wireframed for estimation. The northeast trending and steeply southeast dipping Vein 1 is the dominant structure and contains the majority of the mineralization that was partially mined in the historical Onek mine workings. Vein 2 is located approximately two to twelve meters in the hanging wall of Vein 1 and occasionally merges into Vein 1, while Vein 1FW is a small, sparsely-mineralized splay in the footwall of Vein 1. Unlike Lucky Queen, the Onek resource is zinc dominated, but is strongly zoned with more silver rich mineralization in the upper areas of the deposit. The newly-defined Onek resource extends approximately 600 meters along strike and remains open to the southwest and to the northeast.

The Onek resources were estimated in multiple passes in 3 by 5 by 10 meter blocks by ordinary kriging. Grade estimates were based on capped one meter composited assay data. Capping levels were set to 3,000 grams per tonne for silver for Vein 1 and 2,000 grams per tonne for Vein 2; 5 grams per tonne gold for Vein 1 and 2 grams per tonne for Vein 2; and lead and zinc were capped at 5% and 3% respectively. Blocks were classified as indicated mineral resources if at least two drill holes and five composites were found within a 60 by 30 meter search ellipse. All other interpolated blocks were classified as inferred mineral resources.

As previously disclosed (see news release dated February 2, 2011 entitled “Alexco Receives Balance of Assays from Onek Zinc-Silver Deposit Drill Program; Mineralization Extended”), indium is commonly associated with zinc rich areas of the Onek deposit. Additional work is being undertaken by Alexco to resample and re-assay for indium in early drill holes at Onek, and to provide reliable standards for assay laboratory use. Once this work is complete, the Company expects to provide details of indium content and distribution in the Onek deposit.

2011 Advanced Exploration Plans

The Lucky Queen estimated resource comprises newly-defined mineralization that is located down plunge of the historical Lucky Queen mine and remains open further down plunge to the southwest. The historical Lucky Queen mine, in operation from 1927 to 1932, produced approximately 11 million ounces of silver from 123,400 tons of ore at an average grade of 88.7 ounces of silver per ton. As a result of the definition of this important new high-grade silver resource, preliminary mine planning and engineering studies have already begun and rehabilitation of the historical Lucky Queen 500 Level portal has been initiated. Access to the new Lucky Queen resource is tentatively scheduled for the fourth quarter of calendar 2011, depending on conditions encountered in the approximately one kilometer long historical drift.

At Onek, preliminary mine planning and metallurgical testing has begun with a final decision on how to proceed with advanced exploration anticipated during the third quarter of calendar 2011.

Testing to assess metallurgical response to the current Keno Hill District mill flowsheet is ongoing for both the Lucky Queen and Onek deposits.

In addition, Alexco is continuing to work on updating the Bellekeno resource estimate, as well as finalizing plans to calculate a resource in the area of the historical Silver King mine.

Qualified Persons

SRK has prepared the mineral resource estimates for both the Lucky Queen and Onek deposits, and is independent of Alexco for purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The resource estimates were completed by Dr. Gilles Arseneau, P.Geo., Associate Consultant (Resource Geology) with SRK and a Qualified Person as defined by NI 43-101. Dr. Arseneau has reviewed, verified and approved the contents of this news release relating to the mineral resource estimates for the Lucky Queen and Onek deposits. All mineral resources are classified following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines. An NI 43-101 compliant technical report is in the process of being prepared in support of each of the Lucky Queen and Onek mineral resource estimates, which Alexco expects will be filed on SEDAR no later than 45 days from the date hereof.

The disclosure of all other scientific and technical information in this news release regarding projects on Alexco’s mineral properties has been approved by Alan McOnie, FAusIMM (Alexco’s Vice President, Exploration) with respect to exploration projects and Thomas Fudge, P.E. (Alexco’s Senior Vice President, Engineering and Corporate Development) with respect to mine development projects and operations, both Qualified Persons as defined by NI 43-101.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental consulting services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned consulting services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone:  (604) 633-4888
Email:    info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration and development activities; actual results of mining activities; actual results of consulting activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.